# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Riley Exploration Permian, Inc., CIK 0001001614
CUSIP: 76665T102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma (OK), 73104
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0001140361-21-007682
Filed by CIK 0001667954
Persons authorized to receive notices and communications: Bryan H. Lawrence, Yorktown Partners LLC, 410 Park Avenue, 20th Floor, New York, New York (NY), 10022, (212) 515-2112; Jesse E. Betts, Willkie Farr & Gallagher LLP, 2699 Howell Street, Dallas, Texas (TX), 75204, (214) 233-4537

## Reporting persons
- YORKTOWN ENERGY PARTNERS XI, L.P. (CIK 0001667954): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,284,113; sole dispositive power 0; shared dispositive power 1,284,113; aggregate amount beneficially owned 1,284,113 (5.92% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 21,695,947 shares of common stock, par value $0.001 per share ("Common Stock") issued and outstanding as of May 4, 2026, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 6, 2026.
- YORKTOWN XI COMPANY LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,284,113; sole dispositive power 0; shared dispositive power 1,284,113; aggregate amount beneficially owned 1,784,113 (5.92% of the class)
  Comment: (1) These securities are directly held by Yorktown Energy Partners XI, L.P. ("Yorktown XI"). Yorktown XI Company LP is the sole general partner of Yorktown XI. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Yorktown XI. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 21,695,947 shares of Common Stock issued and outstanding as of May 4, 2026, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 6, 2026.
- YORKTOWN XI ASSOCIATES LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,284,113; sole dispositive power 0; shared dispositive power 1,284,113; aggregate amount beneficially owned 1,284,113 (5.92% of the class)
  Comment: (1) These securities are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI, and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. The managing members of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein. The managing members of Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI.
  
  (2) The percent of class represented by the amount in Row (11) is based on 21,695,947 shares of Common Stock issued and outstanding as of May 4, 2026, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Riley Exploration Permian, Inc.
Address of issuer's principal executive offices: 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma (OK), 73104
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the Statement on Schedule 13D filed with the SEC on March 8, 2021 (the "Original Schedule 13D"). This Amendment No. 1 amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment No. 1, all Items remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended and restated as follows:

The principal business of Yorktown XI is investing in equity securities of energy companies. The principal business of Yorktown XI Company LP is managing Yorktown XI. The principal business of Yorktown XI Associates LLC is managing Yorktown XI Company LP. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto as Exhibit 99.1, which Schedule is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Pro rata in-kind distribution by Yorktown XI of 500,000 shares of Common Stock of the Issuer on May 28, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

The information below is based on 21,695,947 shares of Common Stock issued and outstanding as of May 4, 2026, which is the total number of shares of Common Stock outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 6, 2026.

Each of the Reporting Persons beneficially owns an aggregate of 1,284,113 shares of Common Stock of the Issuer, representing 5.92% of the outstanding Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person's respective pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose. The managing members of Yorktown XI Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. The managing members of Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

The information below is based on 21,695,947 shares of Common Stock issued and outstanding as of May 4, 2026, which is the total number of shares of Common Stock outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 6, 2026.

Yorktown XI directly owns 1,284,113 shares of Common Stock of the Issuer. Yorktown XI Company LP is the sole general partner of Yorktown XI. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. Yorktown XI Associates LLC has the sole power to cause Yorktown XI Company LP to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by Yorktown XI.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety by the following:

Other than as disclosed in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Executive Officers, Directors or Other Control Persons of the Reporting Persons*

*Filed herewith.

## Signatures
- YORKTOWN ENERGY PARTNERS XI, L.P.: /s/ Bryan H. Lawrence, Managing Member of the general partner of the general partner (05/28/2026)
- YORKTOWN XI COMPANY LP: /s/ Bryan H. Lawrence, Managing Member of the general partner (05/28/2026)
- YORKTOWN XI ASSOCIATES LLC: /s/ Bryan H. Lawrence, Managing Member of the general partner (05/28/2026)